Filed by The Mead Corporation
                          pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 under
                                        the Securities and Exchange Act of 1934

                                          Subject Company: The Mead Corporation
                                                     Commission File No. 1-2267



                  MEAD & WESTVACO MERGER ANNOUNCEMENT Q&A
                            (For Mead Employees)

The following questions and answers are focused on employee issues relative to the merger of Mead and Westvaco. This Q&A does not represent an attempt to answer all possible questions. It is intended to address questions that may be common to most employees. Further questions or clarifications should be directed to your Human Resources manager. You can also send questions or comments to Vision ID CORPCOMM (or corpcomm@mead.com). Phone messages can be left by calling 888-918-6323.

Overview

1.   Why does this merger make sense?

     The merger of Mead and Westvaco creates a global company with $8 billion in annual revenue and leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals, as well as the presence and scale to compete effectively on a worldwide basis. In addition to being a significantly stronger global competitor, MeadWestvaco will benefit from significant cost savings and enhanced growth opportunities.

2.   How does this merger benefit the shareholders of Mead and Westvaco?

     The shareholders of both companies, as shareholders of the combined company, will own shares in a significantly stronger global competitor and benefit from significant cost savings and enhanced growth opportunities.

3.   What type of shareholder approval is required?

     Approval of the merger will require the affirmative vote of two-thirds of the outstanding shares of Mead and a majority of the outstanding shares of Westvaco.

4.   How does the shareholder vote work?

     A special meeting of shareholders will be called for the purpose of voting on the transaction. All shareholders will receive a proxy statement and card, as well as a brief description of the transaction in the mail. All shareholders will have the opportunity to vote following the same process used for the annual meeting of shareholders.

5. What regulatory approvals are required? Do you expect any regulatory issues?

     The transaction is subject to customary regulatory approvals. We do not anticipate any regulatory obstacles.

6.   When do you expect to close the transaction?

     The transaction is expected to close in the fourth quarter of 2001.

7.   Why was this a merger and not an acquisition? What is the difference?

     In an acquisition, the buying company would typically offer cash and other compensation to complete the purchase of another business, which adds significant expense to its bottom line. In a merger, neither company incurs a significant expense while shareholder value is enhanced.

Integration

8.   Who will lead the company?

     Jerry Tatar will serve as chairman of the combined company, and John Luke, Jr. will serve as chief executive officer and president of MeadWestvaco Corporation.

9.   Who will fill other key management positions?

     Key members of the combined management team will include:

     o James A. Buzzard, current Westvaco EVP, will head merger integration;
     o Raymond W. Lane, current Mead EVP, will be responsible for the new company's paperboard mills and Mead's current packaging operations;
     o Richard H. Block, current Westvaco SVP and President of Consumer Packaging, will lead consumer packaging operations;
     o Ian W. Millar, current Mead EVP, will be responsible for paper operations;
     o Timothy R. McLevish, current Mead VP and CFO, will be responsible for the Mead Consumer and Office Products Division, the Westvaco Chemicals Division, Mead's specialty paper divisions, the current Westvaco Forest Resources Division, and the combined strategic planning functions;
     o Karen R. Osar, current Westvaco SVP and CFO, will be chief financial officer;
     o Linda V. Schreiner, current Westvaco SVP and manager, enterprise human resources, will lead human resources;
     o Wendell L. Willkie, II, current Westvaco SVP and general counsel, will be general counsel;
     o James M. McGrane, current Mead VP, business process development, will be responsible for information technology; and
     o Mark T. Watkins, current Mead VP technology, will be responsible for technology.

10. Following completion of the transaction, which of MeadWestvaco's executive vice presidents will be responsible for Mead's current divisions?

     Ray Lane will be responsible for Packaging, Coated Board and Containerboard; Ian Millar will be responsible for Paper and Pulp Sales; and Tim McLevish will be responsible for Specialty Paper, Gilbert Paper, and Consumer and Office Products.

11.  How will the combined leadership team work together?

     For years, we have competed in the marketplace and developed tremendous respect for the people and skills of each other's teams. As we have worked together finalizing the agreements and operating strategy for the combined company, we have had good chemistry among our people and excellent working relationships among our teams. This makes us highly confident that our cultures throughout the companies are compatible and will fit well together.

12.  Where will the combined company's headquarters be located?

     Corporate headquarters will be located in Stamford, CT. Several key operating units, including paper operations and consumer and office products, as well as significant corporate staff, will be located in Dayton, OH. The number of positions at each location is yet to be determined. Mead and Westvaco will develop a plan as soon as practical to review corporate staffing needs and the selection process. A number of employees from both companies will be involved in developing this plan.

13.  Will any of Mead's divisions be consolidated with Westvaco's?

     The operating structure of the new company will be determined as we move forward. After the transaction is completed, MeadWestvaco will conduct a comprehensive review of its business lines with the objective of ensuring that all businesses and assets meet rigorous parameters for strategic fit, growth and returns. The company expects to complete its strategic review and take appropriate actions within 12 months.

14.  Will there be layoffs at both companies?

     Yes, however the majority of employees at both companies will have the opportunity to pursue enhanced career paths at MeadWestvaco. While some employees will be affected, it's too early to be specific about numbers or locations.

     MeadWestvaco will conduct a strategic review to determine how to optimize its operations. We do not have a final figure at this time, but we plan to reduce headcount through attrition, sales of businesses and a reduction of the workforce at certain locations.

15.  When will layoffs begin?

     Some layoffs unrelated to the merger may occur before the transaction is completed. Any layoff related to the consolidation process will take place after the merger has occurred. A specific timeline is yet to be determined.

16.  Will affected employees receive severance packages?

     The affected salaried employees will receive a severance offering. We will meet with union officials as appropriate to discuss affected union employees.

17.  What if I choose to voluntarily resign my employment?

     Severance would not be applicable as a result of a voluntary separation.

18.  What happens to my health care benefits? Pension? 401(k)?

     Until the closing, all benefits, including 401(k) contributions and pension benefits, remain in effect with Mead. You will come under the MeadWestvaco plan once the joint plan is established and will remain covered from day one. More specific benefits information will be provided after the transaction is completed. Please be assured that your 401(k) and accrued pension benefits will be untouched.

19.  What assets will you consider selling or closing?

     The combined company will conduct a comprehensive review of its business lines to focus on its core strengths and become a more profitable provider of value-added products and services. Assets determined to be inconsistent with growth and return targets will be sold or closed. MeadWestvaco expects to complete its strategic review within 12 months of closing.

20.  Will Mead's ERP implementation proceed as planned?

     Yes. Westvaco also has a SAP implementation process underway. Both companies are committed to upgrading their information technology and business processes using SAP as the enabler.

21. Will Mead maintain its present sponsorships and corporate contributions?

     Mead fully intends to honor its current commitments. Following completion of the transaction, MeadWestvaco may decide to alter the nature of its specific sponsorships and contributions. However, this type of public outreach will continue under the new company as Mead and Westvaco share a tradition of community support and involvement.

Customers

22.  How will this merger affect customers?

     The combination will allow MeadWestvaco to offer its customers an expanded portfolio of products and enhanced customer service. Mead customers will be receiving a letter, information package and phone call from a staff member designated by the division president. In addition, suppliers will be contacted with similar information from a Mead purchasing representative.

23.  What should I say to customers about the merger?

     You should use the material provided in the information package mentioned in the answer to the previous question. Copies of these materials are available by contacting your division's sales and marketing leadership or Corporate Communications.

Westvaco Profile: Products, Locations and History (see the MeadWestvaco Fact Sheet for additional information)

24.  What does Westvaco produce?

     Westvaco is a major producer of paper and paperboard products. It also has packaging operations and produces specialty chemicals.

25.  How many employees does Westvaco have?

     Westvaco employs more than 17,000 people.

26.  Where are Westvaco's facilities and headquarters located?

     Westvaco serves customers worldwide through its plants in 22 countries around the world. The company's current executive offices are located in Stamford, CT, and the majority of its corporate staff functions are in Richmond, VA.

27.  When was Westvaco founded?

     Westvaco was founded in 1888.

28.  What is Westvaco's policy on environmental protection?

     Westvaco has a long-standing record of environmental leadership and responsible stewardship. The company is committed to maintaining high environmental quality standards that meet or go beyond those established by all relevant environmental laws, regulations and other applicable requirements.

29.  What is Westvaco's policy on forestry practices?

     Westvaco has a long-standing policy to apply sustainable forestry practices. It supports the American Forest & Paper Association's Sustainable Forestry Initiative(R), and is in the process of completing third-party verification.



                           Additional Information

         The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905,
Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

         Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.



                          [EMPLOYEE PRESENTATION]

Slide 1:

                                MeadWestvaco
                                Corporation

                            A Merger of Equals


Slide 2

                               MeadWestvaco

A global producer of high quality, value-added products, with strategic scale, a strong customer focus, significant growth opportunities and the ability to deliver enhanced shareholder value

o Creates a strong competitor with positions and focused platforms for growth and keybusiness segments

o Creates opportunity to achieve $325+ million of annual cost savings and operational synergies

o Provides flexibility to evaluate assets that do not meet financial or strategic criteria

o  Strengthens financial position and financial returns

o  Combines industry-leading, experienced management teams



Slide 3

                            Transaction Summary

     Transaction    o  Merger of Mead and Westvaco to form MeadWestvaco
      Structure        Corporation
                    o  Tax-free exchange
                    o  Expected to be completed in the fourth quarter of 2001

      Exchange      o  1 MeadWestvaco share per Mead share
       Ratios       o  0.97 MeadWestvaco share per Westvaco share

    Special Cash    o  $1.20 per Mead share
       Payment

      Dividend      o  $0.92 per share annually

    Headquarters    o  Stamford, CT

       Certain      o  Dayton, OH
   Operating Units

        Board       o  50/50 Composition


Slide 4

                       MeadWestvaco Company Profile

                                MeadWestvaco
                            Sales $8.1 billion

     Packaging              Paper           Consumer and          Specialty
Sales $3.8 billion   Sales $3.1 billion    Office Products        Chemicals
                                         Sales $800 million  Sales $300 million

Note: Based on CY2000 data; segment sales do not sum-up to total sales due to intersegment transactions and other corporate items.

Slide 5

                                 Packaging

o Focus on providing high-value packaging to market segments with dynamic and international growth potential
    - Food & beverage             - Media & entertainment
    - Pharmaceutical              - Cosmetics
    - Health care                 - Personal care products

o   Multiple substrates and multiple printing techniques

o   Integrated supplier
    - 1.7 million tons bleached board per year
    - 1.0 million tons CNK(R) per year
    - Global network of converting facilities
    - Containerboard businesses in the U.S. and Brazil
    - Higher value saturating kraft and unbleached kraft paperboard

o   Growth through package design capabilities and strategic acquisitions

Slide 6

                         Coated & Specialty Papers

o  North America's second-largest producer of coated printing papers

o  Broad product line
   - Freesheet                    - Carbonless
   - Groundwood                   - Cotton content & specialty

o  Low-cost, well invested manufacturing base

o  Direct and merchant sales channels

o  Opportunity for significant operational synergies


Slide 7

                        Consumer & Office Products

o The leading manufacturer and marketer of nationally branded school supplies, commercial office products, and time management products in North America

o   Nationally recognized brands

-  Mead(R)                        - First Gear(R)
-  AT-A-GLANCE(R)                 - Time Line(R)
-  Cambridge(R)                   - Trapper Keeper(R)
-  Five Star(R)                   - Columbian(R)

o   Superior marketing effort

o   Multiple distribution channels


Slide 8

                            Specialty Chemicals

o   High-value, high-margin specialty chemicals

o   Leading positions in

- Activated carbons used in car & truck emissions systems
- Asphalt emulsifiers (for high-growth "cold paving" technology)
- Printing ink resins
- Dye dispersants

o   Strong cash flow


Slide 9

                              Leadership Team


Name                                       Responsibility
----                                       --------------

Jerry Tatar                                Chairman
John Luke                                  President & CEO
Jim Buzzard                                Integration
Ray Lane                                   Primary Packaging, which
                                           includes Mead Packaging, Coated
                                           Board and Containerboard
Richard Block                              Consumer Packaging
Ian Millar                                 Coated and Carbonless Papers,
                                           and Pulp Sales
Tim McLevish                               Specialty Paper, Gilbert Paper,
                                           Consumer & Office Products,
                                           Woodlands and Strategic Planning
Karen Osar                                 Chief Financial Officer
Wendell Willkie                            General Counsel
Mark Watkins                               Technology
Jim McGrane                                Information Technology
Linda Schreiner                            Human Resources


Slide 10

                                Next Steps

o   Complete transaction
    - Shareholder vote
    - Regulatory approval

o   Business as usual
    - Stay focused on your respective role
    - Do your part to ensure a successful transition

o   As much information as possible will be provided as quickly as possible


Slide 11

                          Additional Information

        The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905,
Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

         Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

         Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, James A. Buzzard, Jane L. Warner, Richard A. Zimmerman, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen
R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.


     [TRANSCRIPT OF AUDIO MESSAGE TO EMPLOYEES BY MEAD CEO JERRY TATAR]

Good day everybody! This is Jerry Tatar and I'm making this tape on Friday, August 24 in anticipation of a major announcement that we'll be making in this coming week. This is gonna be big news. This will be big news to our company. This will be big news within the Dayton community and probably in all the facilities and areas that we have facilities across the country and the world. It will be a major news item in the forest products industry and will probably make the general business press as a fairly big announcement. Let me get right to the heart of the matter. What we are announcing is that The Mead Corporation and the Westvaco Corporation are coming together in a merger of equals. As you may know, Westvaco is a corporation approximately the size of The Mead Corporation that is involved in a number of the same type of markets that Mead Corporation participates in.

And so, what I'd like to talk about today are three areas. I'd like to talk to you about the business reasons for this merger, I'd like to talk to you about the elements of and MOE, a merger of equals, and what that means. And then, just briefly, I'd like to chat with you about the next steps that will have to take place in the next few months.
We have talked a lot in the last few years about the changes in our company and changes in our industry. Probably three things have always gathered the headlines. One is the global changes in our industry as many of you know that have been around the Mead Corporation for a while, this is, generally speaking, been kind of a regional business. You're a North American paper company, you're a europoean paper company, you're an asian paper company or a south american paper company, but that's changed a lot. And in fact, to be successful, you have to recognize that we are competing in a global industry and therefore we have to take on the characteristics of a global business. Secondly, there's a lot of consolidation. There are a lot of names that have faded from the scene in the forest products industry. There's literally dozens of names that no longer exist as ongoing companies. And that's also true too, we've consolidated some of our competitors over time, but we've also seen the consolidation of our customers, we've seen the consolidation of our suppliers and to be frank, it's becoming very apparent that a company has to take into account its scale in order to prosper. It's not like the Mead Corporation is in a position that it has to have this type of merger, but it's simply a fact that if we want to reach our aspirations having some significant scale, and having some significant size to compete in this consolidating world, will make things a lot easier and give us a lot more opportunities. And, of course, the third area that we talked an awful lot about and invested in is information technology. That is changing the landscape of the world and once again, size matters here and to the extent you are larger and more progressive in the segments in which we participate, the ability ... capability to use information resources actually grows exponentially.

So, there's a lot of things going on in the business world that would move us toward this type of thing. The merger of Mead and Westvaco is an extremely powerful initiative. When we bring these two companies together, the businesses that we will bring together will have very good positions, very good market positions in the areas that we want to compete and generally speaking we will have a broad global presence. We will be leaders in providing value-added products and services to a number of important business segments. For example, in the paper business we are now #3 or 4, Westvaco is probably #5 or 6, bringing the companies together will put us right at the top of the list in the paper business. In packaging, we have a worldwide global business that has grown and prospered over time, but so does Westvaco. They have grown their business, they are in some different areas than we are. But, when we come together, we will be a powerhouse in the area of design skills and system skills. And, we'll able to translate that into benefits across the world. Consumer and Office Products is a very powerful business in the United States, in North American in particular and although Westvaco doesn't have a lot of things that add to this, Consumer and Office Products clearly has the opportunity to grow and prosper under this new merger agreement.

Our Specialty Paper business is a worldwide business that will continue to grow and prosper. Westvaco brings a specialty chemical business that has hacked out a very nice position worldwide and across the whole company, we will have, as an entity, have significant woodlands. And when these two companies are brought together, we will own over 3.5 million acres, mostly in North America. When we do this because of the things that we can do in the short term and I would say short term here is probably in the first year or maybe in the first 18 months, we estimated that we can bring bottom line benefits to the income statement of the new company on the order of $300 million per year and probably a little more.

But maybe more important than that, we are going to have an excellent platform for growth. And the businesses that I have identified we will be in a good solid position from a market position, we will have skills that we can translate into great products and great services for our customers. So, we will have an excellent platform for growth and in addition, since we are doing this as a merger of equals, the new company will have the financial capacity to take that opportunity for growth and translate it into reality. This is a very powerful business case for this merger and we think that it offers grand opportunities for employees of both companies and that the investors in both companies should benefit mightily.

Now, let me talk a little bit about this concept of merger of equals. It basically has two elements. One is that the shareholders of each company, i.e., the shareholders of the Mead Corporation and the shareholders of Westvaco Corporation, will not be advantaged or disadvantaged relative to each other in the merger. In other words, when an outside objective observer looks at it, and they look at the ratios and the translation of stock and the amount of money that changes hands with the investors, they will look at this and say hey, really no shareholder has really benefited at the advantage of the shareholders of the other company. And, when we talk to you about the exchange ratios and the considerations involved, I think that will all become very clear to you.

On the second part of an MOE is the social front. And the idea here is that we try to split things pretty much 50/50 right down the middle as far as those kind of things that deal with the social issues, the social fabric of the new company. So, let me just give you a few bits of information about that side of the equation. First off, when we create a new board of directors for this new company the board of directors will consist of the same number of directors that are presently serving on/with each of the companies. So if we go to a board that say, for example, consists of 16 members, eight members will come from the present Westvaco Board and eight members will come from the present Mead Board. The name of the new corporation is not I guess what you call clever, but it fits the needs of a new MOE and the new corporation will be called MeadWestvaco. When we look at the currency for the company, Mead stock will no longer exist, Westvaco stock will no longer exist. The stock will actually be in a brand new company called MeadWestvaco. The top jobs in the company, we are going to do our best to split those 50/50 and then as we translate that throughout the company, we are gonna make sure that employees of both the Westvaco Corporation and the Mead Corporation are given equal consideration. I should add that in my particular case I will be assuming the role of Chairman in the new company, and John Luke, who is my counterpart at Westvaco, will be assuming the role of Chief Executive Officer. And we hope to carry on that type of thinking down through the other jobs in the Corporation. As far as headquarters is concerned, the way we've tried to think about that is that the corporate headquarters will be in Stamford, Connecticut which is where Westvaco presently presides. However, many of the staff positions and for example the Paper Division, and the Consumer & Office Products Division and the Pulp people will continue to operate out of Dayton, Ohio. So we are gonna try to work this where we have a good solid corporate headquarters in Connecticut, but a lot of the staff positions and a lot of the operating positions will continue in Dayton, Ohio.

Now that kind of gives you an idea of the type of things we talked about as we tried to put together the MOE.

The third thing I just wanted to mention is the next step. We've signed an agreement, but that doesn't mean that this merger has occurred yet. What has to happen in the next couple of months is that we have to pass through a couple of, a number of regulatory hurdles. We think that will happen in due course and we think it will happen expeditiously, but there are approvals that we need to gather from government regulators. And, then in addition, our shareholders must vote on this. In Mead's case, we must garner 67% of the investors in the Mead Corporation to vote affirmatively to this merger. So as we look out into these next few months, we have a lot of work to do. So, we need to keep business going at the high level that we normally operate The Mead Corporation and yet we're gonna have to devote some time, some significant time to making sure that we pass the necessary hurdles to make this merger a reality. So that leads me to the final note, which is I know you will have a lot of questions, and we'll do our best to answer them. But, I'll also tell you that in the short term, there are a lot of questions that you have that we'll just not be ready to answer yet. There are still a number of decisions to be made and a lot of things to be thought out. But, we will give you as much information as we can as fast as we can. What I'm gonna count on, as I always do is the good will, the high motivation and the high level of skills of the Mead employees. We need to keep everything rolling as far as business as usual is concerned and then we are gonna have to add to that mix some considerable energy to accomplish the things that need to be done in order to make this merger concept a reality. I know I can count on you. We'll do everything we can to keep you involved and keep you notified of the important parts of this merger, but I really am counting on your good will and good activities over these next couple of months. So thank you very much for listening and God bless you all.

                          Additional Information

         The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905,
Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

         Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.